UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  JULY 15, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL NV OPTIONS TO BE LISTED ON EURONEXT.LIFFE AMSTERDAM

LEIDEN, THE NETHERLANDS, JULY 13, 2005 - Euronext.liffe today announced that options for Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) are to be listed on Euronext.liffe Amsterdam. Trading in the options on Crucell's ordinary shares will commence on Wednesday, September 21, 2005, under the ticker symbol CRU.

In addition to Euronext.liffe, Crucell options are listed on the Chicago Board Options Exchange (CBOE), the American Stock Exchange (AMEX) and the Pacific Stock Exchange.

ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

ABOUT EURONEXT.LIFFE
Euronext.liffe is the derivatives business of Euronext, comprising the Amsterdam, Brussels, LIFFE, Lisbon and Paris derivatives markets. It is the world's second largest derivatives exchange, by volume and the value of the business transacted through the exchange every day. Euronext.liffe is creating a single market for derivatives, by bringing all its derivatives products together on a single electronic trading platform, LIFFE CONNECT(R). The replacement of multiple trading venues with a single market will make cross-border trading easier and cheaper. For more information, please visit www.euronext.com.

FORWARD-LOOKING STATEMENTS
Crucell press releases may contain forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

Euronext.liffe
Amsterdam: +31 20 550 4488
Brussels: +32 2 5091392
London: +44 20 73792315
Lisbon: +351 217 900029
Paris: +33 1 49275375



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     JULY 15, 2005                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer